

Via fax 972-8-938-2880

October 27, 2010

Ron Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
PO Box 4011
Nes Ziona 74140 Israel

>   **Re: Sapiens International Corporation N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed April 29, 2010**
>   **File No. 000-20181**

Dear Mr. Giladi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. D. Risk Factors

1.   Please consider expanding your discussion to address the risks associated with being a "controlled company" for purposes of Nasdaq Listing Rule 5615(c)(1). In this regard, we note the discussion on page 37.

Item 5. Operating and Financial Review and Prospects

Overview, page 18

2.   Please consider expanding your overview to provide an executive level discussion that provides context for the remainder of the operating and financial review and prospects section. For example, identify the factors that Sapiens' executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing Sapiens and how management is dealing with these issues. Refer to SEC Release No. 33-8350.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management, page 31

3.   In future filings, please consider disclosing the individual(s) that exercise decision making authority for your director United International Trust N.V. The purpose of Item 6 of Form 20-F is to, among other things, provide information concerning the company's directors and managers that will allow investors to assess such individuals' experience and qualifications. Refer to Item 6 of Form 20-F.

Item 19. Exhibits, page 63

4.   We note that Menora Mivtachim accounted for 23.5% of your consolidated revenues. Please tell us whether you have an agreement with this customer and, if so, why you have chosen not to file it as an exhibit to your Form 20-F. To the extent that you have an agreement with Menora Mivtachim, please provide discussion of the material terms of this relationship in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ron Giladi
Sapiens International Corporation N.V.
October 27, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Johnson, Staff Attorney at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara Jacobs
Assistant Director